SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 23 2006

DIVISION OF MARKET REGULATION

06051487

AB*
10/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22948

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Asset Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6803 South Tucson Way
(No. and Street)

Centennial (City) CO (State) 80112-3924 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Bishop (303) 768-2994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700 (Address) Denver, (City) CO (State) 80202-3499 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 25 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centennial Asset Management Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

My Commission Expires:
August 3, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditors' Report

Board of Directors
Centennial Asset Management Corporation:

We have audited the accompanying statement of financial condition of Centennial Asset Management Corporation (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company) as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Centennial Asset Management Corporation (a wholly owned subsidiary of OppenheimerFunds, Inc.) at December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Exemptive Provision Under Rule 15c3-3 Under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Denver, Colorado
January 26, 2006

CENTENNIAL ASSET MANAGEMENT CORPORATION
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2005

(Dollars in thousands)

Assets

Cash and cash equivalents	$	12,981
Customer cash		431
Distribution and service plan fee receivable		2,002
Income tax receivable		137
Investments		173
Total assets	$	15,724

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	6,310
Distribution and service plan fee payable		2,010
Subscriptions payable to managed mutual funds		431
Payable to affiliate		41
Income tax payable		1,115
Deferred tax liabilities		39
Total liabilities		9,946
Shareholder's equity:		
Preferred stock – nonvoting; $5 par and liquidation value. Authorized 60,000 shares; issued and outstanding 2,200 shares		11
Class A common stock – voting; no par value. Authorized 120,000 shares; issued and outstanding 24,010 shares		24
Class B common stock – nonvoting; no par value. Authorized 120,000 shares; issued and outstanding 26,490 shares		36
Additional paid-in capital		4,904
Retained earnings		803
Total shareholder's equity		5,778
Total liabilities and shareholder's equity	$	15,724

See accompanying notes to statement of financial condition.

(1) The Company and its Significant Accounting Policies

Centennial Asset Management Corporation (the Company), a Delaware corporation, is engaged in the business of organizing, promoting, and managing registered investment companies (hereafter referred to as mutual funds). The Company is a wholly owned subsidiary of OppenheimerFunds, Inc. (OFI or Parent), a wholly owned subsidiary of Oppenheimer Acquisition Corporation (OAC), which is controlled by MassMutual Holding LLC (MassMutual). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a registered investment advisor under the Investment Advisor Act of 1940 as amended.

(a) Cash and Cash Equivalents

For the purpose of presenting cash flows, cash on deposit and investments in money market mutual funds are considered cash equivalents.

(b) Customer Cash

Customer cash represents cash received from customers for mutual fund subscriptions that have not settled as of the balance sheet date. The corresponding liability has been recorded as subscriptions payable to managed mutual funds.

(c) Investments

The Company's investments, consisting of equity securities, are classified as trading securities and are carried at fair value. Changes in fair value are included in operating results. Fair value is based on the quoted market price.

Investments consist of the following at December 31, 2005:

		Cost	Unrealized gain	Fair value (carrying amount)
Equity securities	$	72	101	173

(d) Income Taxes

Income taxes due to governmental agencies are based upon the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Temporary differences primarily include unrealized gains on investments.

(Dollars in thousands)

The Company will file its 2005 federal income tax return on a consolidated basis with its parent, MassMutual, and its eligible consolidated subsidiaries and certain affiliates. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability for payment purposes. Generally, the agreement provides the group members shall be compensated for the use of their losses and credits by other group members. The tax effect of temporary differences that give rise to significant portions of the deferred tax liabilities as of December 31, 2005 was an unrealized gain on investments amounting to $39.

As of December 31, 2005, $1,115 was payable to MassMutual for consolidated federal income taxes.

(e) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2) Related Parties

The following is a summary of the significant balances, transactions, and relationships with affiliated companies and other related parties as of December 31, 2005 and for the year then ended:

(a) Officers and Directors of the Company and Shareholders of OAC

Several officers and directors of the Company are also shareholders of OAC while also serving as officers and directors or trustees of the mutual funds managed and distributed by the Company.

(b) Broker and Dealer Transactions

The Company makes monthly distribution payments to one broker and dealer, a shareholder of OAC, based on the amount of assets invested by their customers in the mutual funds managed by the Company. The amount of $6,291 was payable to the broker and dealer as of December 31, 2005.

Approximately 98% of the aggregate net assets of the mutual funds managed by the Company as of December 31, 2005 were invested by customers of this broker and dealer.

(Dollars in thousands)

(3) Shareholder's Equity

The following table summarizes the various series and classes of preferred stock that are authorized, issued, and outstanding as of December 31, 2005:

	Shares		
	Authorized	Issued and outstanding	Amount
Preferred stock – nonvoting; $5 par value:			
Series A	6,000	1,000	$ 5
Series B	6,000	100	1
Series C	6,000	1,000	5
Series D	6,000	100	1
Series E through J	36,000	—	—
	60,000	2,200	$ 11

In the event of dissolution or liquidation, the preferred shareholder is entitled to receive the liquidation value of $5 per share before any distributions are made to the common shareholder, in addition to any dividend declared but unpaid on any of the preferred stock.

(4) Net Capital Requirement

As a broker and dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph a(1)ii of the Rule. Under this method, minimum capital is $250. At December 31, 2005, the Company had net capital of $5,355, which exceeded requirements by $5,105.

(Continued)

Independent Auditors' Report

Board of Directors
Centennial Asset Management Corporation:

In planning and performing our audit of the financial statements of Centennial Asset Management Corporation (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SECs above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
January 26, 2006

END